UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No.   )


STAR SCIENTIFIC, INC.
(Name of Issuer)


Common Stock, par value $.0001 per share
(Title of Class of Securities)


 85517P 10 1
(CUSIP Number)



 (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

Kathleen M. O'Donnell, Trustee
709 The Hamptons Lane
Town and Country, Mo. 63017
Tel 314 579 9725


(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .
Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1
NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kathleen M. O'Donnell, Trustee
Irrevocable Trust #1 FEO Francis E. O'Donnell,Jr.

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
	(b)
None
3
SEC USE ONLY
4
SOURCE OF FUNDS

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7
SOLE VOTING POWER
11,441,213
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
8
SHARED VOTING POWER

REPORTING PERSON WITH
9
SOLE DISPOSITIVE POWER
11, 441, 213

10
SHARED DISPOSITIVE POWER

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14
TYPE OF REPORTING PERSON
Greater than 10% shareholder


This Amendment to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D , with respect to the common stock, par value $.0001 per share, of Star Scientific, Inc.

ITEM 1.	SECURITY AND ISSUER

	Item 1 is hereby amended and restated in it entirety to read as follows:

This statement relates to the Common Stock, $.0001 par value per share (the "Common Stock"), of Star Scientific, Inc. ("Star Scientific"). Star Scientific's principal offices are located at 801 Liberty Way, Chester, VA 23836.

ITEM 2.	IDENTITY AND BACKGROUND



ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                         1,000,000 shares of Common Stock transferred in a
private transaction on Jan 16, 2003. Form 4 reporting transfer filed
Jan 18, 2003.

ITEM 4.	PURPOSE OF TRANSACTION



ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS,
OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER



ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

{Name]



/s/Kathleen M. O'Donnell, Trustee/
Kathleen M. O'Donnell, Trustee
Dated: Feb 24, 2003

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CUSIP No. 85517P 10 1						Page 4 of 4









Exhibit 2